Mail Stop 3561

April 3, 2008

Via Fax & U.S. Mail

Mr. Jessee Dobrinsky
Chairman and Chief Executive Officer
Cargo Connection Logistics Holding, Inc.
600 Bayview Avenue
Inwood, New York 11096

      Re: Cargo Connection Logistics Holding, Inc.
             Form 10-KSB
             Filed April 4, 2007
             File No. 0-28223

Dear Mr. Dobrinsky:

We have completed our review of your Form 10-KSB noted above and do not, at this time, have any further comments.

             Sincerely,

             Linda Cvrkel
             Branch Chief